06014636

centrica

taking care of the essentials

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	21 June, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

SUPPL

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

A recently released Stock Exchange Announcement follows.

Secretariat

RECEIVED
2006 JUN 23 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

dlw 6/23

Secretariat 2nd Floor Millstream, Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

<u>Purchase of ordinary shares of $6\ ^{14}/_{81}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").</u>

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 21 June 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 June 2006 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	66	456,415
Mark Clare	66	906,937
Sir Roy Gardner	66	2,176,282
Jake Ulrich	66	710,135
Persons Discharging Managerial Responsibility		
Grant Dawson	66	384,131
Anne Minto	66	106,725
Chris Weston	51	66,733

* The 'Number of Shares Acquired' includes 46 Partnership shares (except for Chris Weston which includes 34 Partnership shares) acquired at 271.00 pence and 20 Matching shares (except for Chris Weston which includes 17 Matching shares) acquired at 270.75 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 6,902 ordinary shares of $6\ ^{14}/_{81}$ pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards June's allocation of Matching shares. The Directors listed above, together with some 5,531 other employees, are participants in the Plan and are potentially interested in the remaining 234 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows:

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.